ALIRA HEALTH TRANSACTION SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ALIRA HEALTH TRANSACTION SERVICES, LLC

TABLE OF CONTENTS

Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA
Cassia DeFrank, CPA



Licensed in:
New Jersey
Florida

"Building Your Future"

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Alira Health Transaction Services, LLC
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alira Health Transaction Services, LLC (a Massachusetts Limited Liability Company) as of December 31, 2025 and the related notes. In our opinion, the statement of financial condition and related notes referred to above present fairly, in all material respects, the financial position of Alira Health Transaction Services, LLC as of December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes are the responsibility of Alira Health Transaction Services, LLC's management. Our responsibility is to express an opinion on Alira Health Transaction Services, LLC's statement of financial condition and related notes based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alira Health Transaction Services, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition and related notes are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition and related notes, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition and related notes. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition and related notes. We believe that our audit provides a reasonable basis for our opinion.

We have served as Alira Health Transaction Services, LLC's auditor since 2025.

JVA Accountants & Advisors

Certified Public Accountants

Palm Beach Gardens, FL
March 10, 2026

PHONE: (561) 867-0345 | 5100 PGA BOULEVARD, SUITE 309 • PALM BEACH GARDENS, FL 33418
PHONE: (973) 620-9607 | 15 BROADWAY • DENVILLE, NJ 07834
PHONE: (973) 810-4210 | 54 MAIN STREET, SUITE 101 • SUCCASUNNA, NJ 07876
PHONE: (973) 810-4210 | 4 MAIN STREET, PO BOX 2114 • BRANCHVILLE, NJ 07826
WWW.JVAFIRM.COM | WWW.JVAFIRMFL.COM

ALIRA HEALTH TRANSACTION SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

<u>ASSETS</u>

Cash	$	9,541
Prepaid expenses and other assets		24,663
TOTAL ASSETS	$	34,204

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES		
Accrued expenses and other liabilities	$	-
TOTAL LIABILITIES		-
MEMBER'S EQUITY		34,204
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	34,204

The accompanying notes are an integral part of this financial statements.

1. Organization and Nature of Business

Alira Health Transaction Services, LLC (the "Company") was formed in February, 2006 and is a Massachusetts limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

Allowances for Credit Losses
The Company receives placement fees. An allowance, if any, for credit losses related to accounts receivable is established based upon historical collection rates by age of receivable and adjusted for reasonable expectations of future collection performance, net of estimated recoveries. The Company periodically assesses its methodologies for estimating credit losses in consideration of actual experience, trends, and changes in the overall economic environment.

Cash and Cash Equivalents
The Company considers cash and cash equivalents in demand deposit accounts, with original maturities of less than 90 days.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses and accrued expenses, approximates fair value due to the short-term nature of these assets and liabilities.

3. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 Computation of Net Capital ("Rule 15c3-1"), which requires the maintenance of minimum Net Capital equivalent to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness at December 31, 2025, both as defined. Rule 15c3-1 also requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. Further, Rule 15c3-1 provides that equity capital may not be withdrawn, or cash dividends paid if the resulting Net Capital ratio exceeds 10 to 1.

At December 31, 2025, the Company had Net Capital of $9,540 which was $4,540 in excess of its required minimum of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was 0 to 1.

4 .Concentrations of credit risk
Cash

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such Accounts. The Company believes it is not exposed to any significant risk with respect to cash.

5. Statement of cash flows

For the year ended December 31, 2025, the Company did not have any significant non-cash investing or financing activities.

6. Segment Reporting

The Company conducts its business activities and reports financial results as a single reportable segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment.

The CCO of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The significant expenses of the segment are reported in the accompanying statement of. operations of this report.

7. Subsequent events
The Company has evaluated subsequent events through March 10, 2026, which is the date the financial statements were available to be issued.